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                               December 16, 2021

       Khawar Nasim
       Acting Consul General
       Consulate General of Canada
       466 Lexington Avenue, 20th Floor
       New York, New York 10017

                                                        Re: Province of
Saskatchewan
                                                            Registration
Statement under Schedule B
                                                            Filed November 23,
2021
                                                            File No. 333-261291

       Dear Mr. Nasim:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement under Schedule B filed November 23, 2021

       General

   1.                                                   We note that the
Registration Statement indicates that it is filed under a    shelf
registration
                                                        process whereby the
Province may offer, from time to time, the debt securities described in the prospectus.
Please advise as to how the Province satisfies the criteria of a seasoned issuer in order to be
eligible to use a shelf procedure for delayed offerings provided in SEC Release No.
33-6424 (Sept. 2, 1982), as the Province does not appear to have registered its
securities under the Securities Act within the past five years.
   2. Please update, as necessary, to include any material updates relating to the impact of
                                                        COVID-19 beyond the
budget impacts that have already been disclosed. We note, for example, reports that
daily per capita caseloads are at their highest level since the start of the pandemic; that
Saskatchewan, along with Alberta, has lower vaccination rates and the
 Khawar Nasim
Consulate General of Canada
December 16, 2021
Page 2
      steepest rise in cases and hospitalization across Canada; and that recoveries in
      Saskatchewan   s employment and consumer spending are more susceptible to downside
      risks stemming from the fourth wave.
3. Please advise as to whether the cancellation of the Keystone XL Pipeline will have a material impact on the Province, including on the transportation of its oil products and resource sector jobs.
4.    To the extent material, please discuss how the Canadian government   s
energy and
      environmental policies may impact the Province   s economy, including the
energy sector.
5. To the extent possible, please update all statistics and information to provide the most recent data, including, e.g., to provide the receipts and expenditures data during the timeframes required by Item 5 of Schedule B.
6. Please discuss any material aspects of Canadian monetary or taxation policy affecting the
      Province.
7.    Please discuss any expected material impact on the Province   s economy
resulting from
      recent advancements and developments involving lithium extraction.
Annex A--Public Accounts, page 61

8. We note the Summary Financial Statement disclosure discussing contingent liabilities, including lawsuits which include aboriginal land claims, claims for damages to persons and property and disputes over taxes and funding. To the extent material, please briefly describe the nature of these claims.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Aaron Brodsky, attorney, at (202) 551-6538 or Michael Coco, Office
Chief, at (202) 551-3253 with any questions.



                                                            Sincerely,

FirstName LastNameKhawar Nasim                              Division of
Corporation Finance
Comapany NameConsulate General of Canada                    Office of
International Corporate
                                                            Finance
December 16, 2021 Page 2
cc:
FirstName Christopher J. Cummings
          LastName